

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0012)



05006870

INTERIM RESULTS 2004/2005

RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2004, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,296 million, representing an increase of 22% as compared with the restated net profit recorded in the corresponding period of the previous financial year. Earnings per share was HK$0.71. As there was no development project completed during the period under review, profit from the pre-sales of units will be accounted for upon completion of projects in the second half of the current financial year.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 20th April, 2005.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 18th April, 2005 to Wednesday, 20th April, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th April, 2005. Warrants for the interim dividend will be sent to shareholders on or before Friday, 22nd April, 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - UNAUDITED

	Notes	For the six months ended 31st December 2004 HK$'000	2003 restated HK$'000
Turnover	4	**2,561,816**	3,499,562
Direct costs		**(1,179,540)**	(2,351,734)
		1,382,276	1,147,828
Other revenue	5	**33,849**	50,860
Other net income	5	**13,923**	119,388
Selling and marketing expenses		**(136,902)**	(183,471)
Administrative expenses		**(300,283)**	(295,479)
Other operating expenses	6	**(30,288)**	(44,702)
Profit from operations		**962,575**	794,424
Finance costs	8(a)	**(34,167)**	(20,042)
Non-operating income	7	**38**	112,334
		928,446	886,716
Share of profits less losses of associates		**840,642**	638,518
Share of profits less losses of jointly controlled entities		**90,916**	52,302
Profit from ordinary activities before taxation	8	**1,860,004**	1,577,536
Income tax	9	**(273,678)**	(244,283)
Profit from ordinary activities after taxation		**1,586,326**	1,333,253
Minority interests		**(290,479)**	(275,185)
Profit attributable to shareholders		**1,295,847**	1,058,068
Interim dividend declared after the interim period end	10(a)	**725,832**	635,103
Earnings per share	11	**HK$0.71**	HK$0.60

CONSOLIDATED BALANCE SHEET

	Notes	At 31st December, 2004 unaudited HK$'000	At 30th June, 2004 restated audited HK$'000
Non-current assets			
Fixed assets			
— Investment properties		**33,501,166**	32,394,678
— Other fixed assets		**7,065,900**	6,879,161
		40,567,066	39,273,839
Interest in associates		**14,867,984**	14,616,111
Interest in jointly controlled entities		**11,814,983**	12,238,056
Investments in securities		**350,865**	326,153
Properties held for development		**4,731,596**	4,364,957
Instalments receivable	12(a)	**1,183,534**	1,347,579
Deferred expenses		**51,555**	80,780
Long term receivable		**140,728**	131,430
Deferred tax assets		**248,587**	208,675
		73,956,898	72,587,580
Current assets			
Leasehold land		**3,649,363**	3,372,067
Properties under development		**6,466,491**	6,200,320
Properties held for resale		**43,460**	43,460
Completed properties for sale		**5,159,256**	5,541,149
Inventories		**52,538**	47,550
Investments in securities		**—**	41,096
Amounts due from customers for contract work		**66,280**	25,684
Deposits for acquisition of properties		**1,296,852**	1,266,075
Loans receivable		**50,488**	78,689
Debtors, prepayments and deposits	13	**1,248,094**	1,097,048
Instalments receivable	12(b)	**287,281**	257,880
Cash held by stakeholders		**88,051**	—
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents		**3,167,588**	3,782,850
		21,595,947	21,774,073

	Notes	At 31st December, 2004 unaudited HK$'000	At 30th June, 2004 restated audited HK$'000
Current liabilities			
Bank loans and overdrafts			
— Secured		**93,158**	54,242
— Unsecured		**985,161**	1,168,491
Unsecured other loans		**26,320**	26,320
Guaranteed convertible notes		**5,561,300**	—
Forward sales deposits received		**356**	356
Rental and other deposits		**390,475**	376,326
Creditors and accrued expenses	14	**1,492,761**	1,646,771
Amounts due to customers for contract work		**—**	34,333
Current taxation		**490,822**	546,106
		9,040,353	3,852,945
Net current assets		**12,555,594**	17,921,128
Total assets less current liabilities		**86,512,492**	90,508,708
Non-current liabilities			
Bank loans			
— Secured		**135,679**	183,422
— Unsecured		**8,298,877**	3,804,376
Unsecured other loans		**12,327**	12,327
Guaranteed convertible notes		**188,700**	5,750,000
Land premium		**17**	17
Amounts due to fellow subsidiaries		**918,480**	5,025,435
Deferred tax liabilities		**1,085,522**	1,064,859
		10,639,602	15,840,436
		75,872,890	74,668,272
Minority interests		**13,762,558**	13,461,017
		62,110,332	61,207,255
Capital and reserves			
Share capital		**3,629,160**	3,629,160
Share premium		**11,157,446**	11,157,446
Capital reserves		**1,721,446**	1,720,705
Investment property revaluation reserve		**12,793,558**	12,188,345
Retained profits		**32,808,722**	32,511,599
		62,110,332	61,207,255

Notes on the Consolidated Profit and Loss Account and Consolidated Balance Sheet (unaudited)

1 BASIS OF PREPARATION

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), except that they have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003. KPMG's independent review report to the Board of Directors is included in the condensed interim financial statements to be sent to the shareholders.

These condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKICPA and the disclosure requirements set out in Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2 PRINCIPAL ACCOUNTING POLICIES

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited accounts for the year ended 30th June, 2004, except as described below:

In prior years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on the basis of sinking fund method. With effect from 1st July 2004, in order to comply with SSAP Interpretation 22 "The Appropriate Accounting Policies for Infrastructure Facilities" issued by the HKICPA, the Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the change in this accounting policy, the opening balance of retained profits as at 1st July, 2004 has been decreased by HK$29,201,000 (1st July, 2003: HK$32,477,000) and the balance of the Group's other fixed assets, minority interests and deferred tax liabilities at 30th June, 2004 has been decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. The change has resulted in a decrease in the net profit for the period by HK$7,470,000 (six months ended 31st December, 2003: increased by HK$5,866,000).

3 RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the condensed interim financial statements for the six months ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

4 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development — development and sale of properties

Property leasing — leasing of properties

Finance — provision of financing

Building construction — construction of building works

Infrastructure — investment in infrastructure projects

Hotel operation — hotel operations and management

Department store operation — department store operations and management

Others — investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2004

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	—	2,561,816
Other revenue (excluding bank interest income)	—	2,795	1,396	974	979	—	755	13,091	—	19,990
External revenue	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	—	2,581,806
Inter-segment revenue	—	84,843	837	106,546	—	—	—	13,111	(205,337)	—
Total revenue	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
Segment results	102,282	703,878	43,017	77,937	107,243	5,736	4,429	60,581		1,105,103
Inter-segment transactions	16,801	(34,318)	(837)	(22,215)	—	24,910	8,311	5,420		(1,928)
Contribution from operations	119,083	669,560	42,180	55,722	107,243	30,646	12,740	66,001		1,103,175
Bank interest income										13,859
Unallocated operating expenses net of income										(154,459)
Profit from operations										962,575
Finance costs										(34,167)
Non-operating income										38
										928,446
Share of profits less losses of associates and jointly controlled entities										931,558
Income tax										(273,678)
Minority interests										(290,479)
Profit attributable to shareholders										1,295,847

For the six months ended 31st December, 2003 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	—	3,499,562
Other revenue (excluding bank interest income)	60	1,223	3,068	725	6,566	—	375	33,568	—	45,585
External revenue	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	—	3,545,147
Inter-segment revenue	—	96,592	1,158	282,225	—	—	—	15,126	(395,101)	—
Total revenue	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
Segment results	10,039	687,769	51,254	38,340	58,607	(3,577)	2,485	42,650		887,567
Inter-segment transactions	6,591	(45,004)	(1,158)	(13,157)	—	24,906	8,196	(6,780)		(26,406)
Contribution from operations	16,630	642,765	50,096	25,183	58,607	21,329	10,681	35,870		861,161
Bank interest income										5,275
Unallocated operating expenses net of income										(72,012)
Profit from operations										794,424
Finance costs										(20,042)
Non-operating income										112,334
										886,716
Share of profits less losses of associates and jointly controlled entities										690,820
Income tax										(244,283)
Minority interests										(275,185)
Profit attributable to shareholders										1,058,068

Geographical segments:

For the six months ended 31st December, 2004

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**2,367,891**	**193,925**	**2,561,816**
Other revenue (excluding bank interest income)	**18,272**	**1,718**	**19,990**
External revenue	**2,386,163**	**195,643**	**2,581,806**

For the six months ended 31st December, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	3,323,362	176,200	3,499,562
Other revenue (excluding bank interest income)	36,589	8,996	45,585
External revenue	3,359,951	185,196	3,545,147

5 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Other revenue:		
Interest income	**22,814**	10,743
Others	**11,035**	40,117
	33,849	50,860
Other net income:		
Profit on disposal of investments in securities	**—**	1,262
Profit on disposal of toll bridges	**—**	104,332
Profit/(loss) on disposal of other fixed assets	**13,375**	(681)
Others	**548**	14,475
	13,923	119,388

6 OTHER OPERATING EXPENSES

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Bad debts written off	**10,750**	6,794
Others	**19,538**	37,908
	30,288	44,702

7 NON-OPERATING INCOME

	For the six months ended 31st December	
	2004	2003 restated
	HK$'000	HK$'000
Surplus on revaluation of investments in securities	**24,056**	132,988
Impairment loss on other fixed assets	**—**	(435)
Amortisation of goodwill	**(24,344)**	(21,363)
Others	**326**	1,144
	38	112,334

8 **PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION**

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging:

(a) Finance costs:

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Interest on borrowings	**87,625**	132,291
Other borrowing costs	**42,220**	23,556
	129,845	155,847
Less: Amount capitalised*		
— interest	**(58,456)**	(114,036)
— other borrowing costs	**(37,222)**	(21,769)
	34,167	20,042

* The borrowing costs have been capitalised at rates ranging from 1.28% to 1.68% (2003: from 1.36% to 1.75%) per annum.

(b) Items other than those separately disclosed in notes 4 to 8(a):

	For the six months ended 31st December	
	2004	2003 restated
	HK$'000	HK$'000
Amortisation and depreciation	**59,312**	55,610
Less: Amount capitalised	**(13)**	(12)
	59,299	55,598
Staff cost	**407,955**	371,455
Less: Amount capitalised	**(16,164)**	(10,036)
	391,791	361,419
Cost of sales		
— completed properties for sale	**380,289**	1,343,064
— inventories	**68,412**	69,555

9 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2004	2003 restated
	HK$'000	HK$'000
Current tax		
— Provision for Hong Kong Profits Tax	114,391	75,446
— Provision for taxation outside Hong Kong	19,379	8,477
Deferred tax		
— Origination and reversal of temporary differences	(19,213)	23,280
Share of associates' taxation	149,195	135,186
Share of jointly controlled entities' taxation	9,926	1,894
	273,678	244,283

Provision for Hong Kong Profits Tax has been made at 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

10 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Interim dividend declared after the interim period end of HK$0.40 per share (2003: HK$0.35 per share)	725,832	635,103

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period of HK$0.55 per share (2003: HK$0.45 per share)	**998,019**	816,561

11 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,295,847,000 (2003(restated): HK$1,058,068,000) and on 1,814,580,000 ordinary shares (2003: the weighted average number of 1,758,814,565 ordinary shares) in issue during the period. Diluted earnings per share for the period is not presented because the existence of outstanding guaranteed convertible notes during the six months ended 31st December 2004 has an anti-dilutive effect on the calculation of diluted earnings per share for the period. There was no potential dilution of earnings per share for 2003.

12 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	**HK$'000**
Under 1 month overdue	**260,500**	228,492
More than 1 month overdue and up to 3 months overdue	**2,412**	4,225
More than 3 months overdue and up to 6 months overdue	**1,765**	3,190
More than 6 months overdue	**22,604**	21,973
	287,281	257,880

13 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	**HK$'000**
Under 1 month overdue	**226,910**	120,413
More than 1 month overdue and up to 3 months overdue	**65,708**	29,149
More than 3 months overdue and up to 6 months overdue	**23,606**	14,716
More than 6 months overdue	**130,184**	115,651
	446,408	279,929
Prepayments, deposits and other receivables	**801,686**	817,119
	1,248,094	1,097,048

14 **CREDITORS AND ACCRUED EXPENSES**

The ageing analysis of trade creditors is as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	**HK$'000**
Due within 1 month and on demand	**287,437**	453,807
Due after 1 month but within 3 months	**152,778**	139,579
Due after 3 months but within 6 months	**43,612**	37,539
Due after 6 months	**376,638**	441,568
	860,465	1,072,493
Other payables and accrued expenses	**632,296**	574,278
	1,492,761	1,646,771

15 **COMPARATIVE FIGURES**

Certain comparative figures have been adjusted as a result of the change in accounting policy for amortisation of toll highway operation rights and depreciation of bridges, details of which are set out in note 2.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

Audit Committee

The Audit Committee met in March 2005 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2004.

Corporate Governance

None of the Directors is aware of information that would reasonably indicate that the Company was not at any time during the six months ended 31st December, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") applicable for the period, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed to expire on 31st December, 2007.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Code.

BUSINESS REVIEW

Property Sales

During the period under review, the local economy made a marked recovery. Also, Mainland China continued to record strong economic growth. Foreign establishments as well as domestic businesses in Hong Kong both expanded their operations locally and also increased their local capital investments. The local employment market has been beneficiary of these positive developments. Consumer spending by Hong Kong citizens have shown an increase and these developments have also led to a boost in confidence for consumer spending and home purchase by local residents. Property sales activities were maintained at a brisk pace and significant improvements were recorded in sales prices, particularly for luxurious residential properties. Pre-sale of the Grand Promenade development of the Group which is situate at the eastern part of Hong Kong recorded satisfactory results. During the six-month period that ended on 31st December, 2004, approximately 1,700 completed units and pre-sale units were sold by the Group which included approximately 1,000 units that are attributable to the Group. Sales proceeds of these units, of which around 600 units were pre-sold, amounted to approximately HK$4.8 billion attributable to the Group.

The Group has commenced pre-sale or sale of the following major development projects which are under construction or have been completed:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area of the project attributable to the Group (sq.ft.)
Hong Kong			
1. 28 Lo Fai Road, Tai Po	Casa Marina I	100.00	226,561
2. 1 Lo Ping Road, Tai Po	Casa Marina II	100.00	182,545
3. 1-98 King's Park Hill Road	King's Park Hill	62.20	149,972
4. 3 Seymour Road	Palatial Crest	63.35	117,384
5. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
6. 99 Tai Tong Road, Yuen Long	Sereno Verde - Phases 1 & 2 - Phases 3 & 4 (La Pradera)	44.00	502,219
7. 933 King's Road	Royal Terrace	100.00	138,373
8. Tseung Kwan O Town Lot Nos. 57 & 66	Park Central -Phases 1 & 2	24.63	722,352
9. 8 Fuk Lee Street	Metro Harbour View - Phases 1 & 2 (Residential)	73.02	1,054,567
10. 3 Kwong Wa Street	Paradise Square	100.00	159,212

	Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area of the project attributable to the Group (sq.ft.)
11.	38 Tai Hong Street, Sai Wan Ho	Grand Promenade	63.56	913,727
12.	39 Taikoo Shing Road (16 Shipyard Lane / 39 Taikoo Shing Road)	Splendid Place	75.00	64,517
13.	Tseung Kwan O Town Lot No. 74	Park Central - Phase 3 (Central Heights)	25.00	79,766

Landbank

The Group focused on making applications for land-use conversion of its agricultural land sites and continuing negotiations with the Government in connection with fixing land premium for certain agricultural land conversion sites of the Group, with a view to acquiring property development sites at relatively low costs. During the period under review, the Group also actively sought for acquisition of agricultural lands with great development potential. Recently, the Group acquired various agricultural land lots amounting to over 4 million sq.ft. which can be converted to development land in the near term.

Land-use modification premium in respect of the Group's site that is situate at 223-231 Wai Yip Street in Kwun Tong has already been paid. This site is now modified to office-cum-retail development usage with attributable permitted development floor area of approximately 1 million sq.ft. The Group is presently making preparation for the development plan of this project and this development will, upon completion, become a landmark project in the Kwun Tong District. During the period under review, the Group acquired certain agricultural land lots near Fanling Sheung Shui Town Lot No. 229, Ng Uk Tsuen, Fanling. After payment of the land-use conversion premium, the gross residential floor area of this development attributable to the Group will be increased to approximately 220,000 sq.ft. Also, for another agricultural land plot that is situate in Ng Uk Tsuen, Fanling known as Fanling Sheung Shui Town Lot No. 189, land-use conversion premium was paid in full in July of last year and the attributable residential development footage for this site is now increased to approximately 220,000 sq.ft.

During the period under review, the Group acquired a site located at 33 Lai Chi Kok Road, Kowloon that can be developed into a residential-cum-retail project of approximately 84,000 sq.ft. in total gross floor area. Also, the Group acquired the residential site situate at 590-596 Canton Road, Kowloon and this site will be combined with an existing site of the Group, being 598-600 Canton Road, to develop into a project of approximately 34,000 sq.ft. in total gross floor area. Further, during the period under review, four floors of an office building located at 9 Queen's Road, Central totally of 55,000 sq.ft. in gross floor area were acquired by the Group.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 19 million sq.ft. in gross floor area and the Group also held agricultural land lots of approximately 22.5 million sq.ft. in terms of total site area.

Subsequent to the period under review, agreement has been reached with the Government on fixing the land modification premium in respect of the two sites situate at 712 Prince Edward Road East / 112 King Fuk Street and 9-11 Sheung Hei Street both in San Po Kong that can be developed for hotel or commercial usage with a total gross floor area of approximately 340,000 sq.ft. attributable to the Group.

West Kowloon Cultural District Project

In the middle of 2004, the Group on its own as a proponent submitted a proposal to the Hong Kong Government for development of the West Kowloon Cultural District Project. Various professional group forums and community public consultation sessions were held in respect of the proposals received by the Government on this project and the Group also participated in all of such meetings. The Government further provided premises in Kowloon as well as in Hong Kong Island for the exhibition of the project models related to the proposals for public viewing purposes. In addition, the public consultation period for the West Kowloon Cultural District project which already commenced in the fourth quarter of 2004 is aimed at seeking suggestions and comments from the general public on this project.

Under the proposal submitted by the Group, 3.45 million sq. ft. in development gross floor area of the project will be dedicated for cultural and arts purposes whereas commercial and residential development will amount to 7.35 million sq. ft. in gross floor area. The total development gross floor area proposed for the project thus amount to 10.8 million sq. ft. which equates to a plot ratio of 2.5 times. The mission is to create connectivity economically between culture and commerce, and socially between artists and the general public. Focusing on the notion "People is our priority", it aims to encourage Hong Kong citizens to participate actively in cultural and arts activities and promote Hong Kong as the cultural metropolis of Asia.

Property Rental

During the period under review, the total rental income of the Group amounted to approximately $1,113 million, which represented stable improvement as compared with the corresponding period of the previous financial year. Average occupancy level of the core rental properties has increased steadily to 96% during the first half of the current financial year, representing an increase of 2% as compared with the corresponding period of the previous financial year.

Following the continual expansion of those regions in Mainland China which are granted the Individual Visit Scheme status permitting residents of Mainland China to come to visit Hong Kong, visitors generating from this source continued to show unabated increase. The economy of Hong Kong embarked on a recovery path and rental rates of retail properties of the Group recorded a steady growth as a result, with double-digit increase in rental recorded in some of the Group's rental properties. The office portfolio of the Group also saw occupancy levels and rental rates on the rise, as the economy picked up in the second half of last year. Redecoration and refurbishment work on the Miramar Shopping Centre to be undertaken in stages had already commenced. Also, work on reconfiguration of part of the Shatin Plaza for improving tenancy mix had already commenced, aiming to bring about increase in unit rental for the premises in this shopping centre.

The Group and its listed associate, The Hong Kong and China Gas Company Limited, together own 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. As at the end of the period under review, both the shopping mall and office towers of this project were almost completely leased out and this project has already become a new landmark in Hong Kong.

As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.9 million sq.ft.

Construction and Property Management

Four construction arms of the Group, namely, E Man, Heng Tat, Heng Shung and Heng Lai, with their rich experience and high efficiency, had completed the majority of the development projects of the Group. Besides professional cost and quality control, a lot of efforts had been made on environmental protection and safety, and remarkable progress had been achieved. While the site accident rate had hugely been reduced to a level significantly below the industrial average, the superb performances of the companies were also recognized by the industry and it was substantiated by the various industrial awards received. They included the "Considerate Contractors Award" and "Site Cleanliness and Tidiness Grand Award" from Works Bureau as well as the "Meritorious Award in Site Team" and "Meritorious Award in Building Site (Privates Sector)" from Labour Department and Occupational Safety & Health Council. In addition, the Two International Finance Centre construction project, completed jointly by E Man, has received the most prestigious "Quality Building Award". Based on its success in private development, E Man is proactively tendering for large-scale government projects and is ready to widely provide its unparalleled high quality construction services to the Hong Kong community.

Hang Yick and Well Born, wholly-owned subsidiaries of the Group, provide high-quality property management services for residential estates, offices, factories, industrial buildings, shopping arcades and car parks developed by the Group, and units of Housing Authority. They have already been successfully accredited with certificates of ISO9001, ISO14001 and OHSAS18001. To maintain the management quality and efficiency, the Integrated Management System (IMS) has also been adopted. Furthermore, estates managed by Well Born have obtained Q-Mark certificates. By the activities of vocational training, volunteer, environmental protection, occupational health and safety and the like, the two subsidiaries have demonstrated continuous improvement on the quality of staff, service performance and social commitments. Devoted endeavor to serve the underprivileged was also committed. From July to December 2004, they were awarded a total of 74 public awards, which include "Good People Management Award", "The 2003 Champion of Highest Service Hour Award", "2004 Hong Kong Eco-Business Awards - Green Innovative Practice Award on Environmental Education (Gold Award)" and four consecutive years of "Employers Gold Star Award - Platinum Award" and so on. Following the successful implementation of the "Year of Team Spirit", the 2005 "Year of Integrity" will intensify the propagation of the Group's traditional image on clean and moral standards.

Henderson Club

In August 2004, Henderson Club was launched by the Group to enhance communication between the Group and its customers. Alongside with the establishment of the Henderson

Club, the Henderson Club Credit Card was launched in the form of Visa credit card co-branded with The Bank of East Asia, Limited, offering privileges and bonus points to the members of the Henderson Club. Following a series of promotional programmes on membership application put in place by the Group, these initiatives were met with good market response, with membership numbers continuing to show an increase. In addition, Henderson Club will review its offerings on a regular basis with a view to delivering more offerings and activities to its members for allowing the development of closer relationship with its members, thereby offering better services to the various customers of the Group.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2004 amounted to HK$868 million, representing an increase of 5% over that recorded in the corresponding period of the previous financial year. During the period under review, the total rental income of this group amounted to approximately HK$325 million which showed steady improvement over the corresponding period of the previous financial year. Average occupancy level of the core rental properties increased steadily to 96% during the first half of the current financial year, representing an increase of 2% as compared with that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of this group totally amounted to 1.9 million sq. ft. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of this group recorded an average occupancy level of approximately 90%, with slight increase in room tariff rates seen during the period under review. Benefiting from the Individual Visit Scheme and Closer Economic Partnership Arrangement ("CEPA") policies which were initiated by the central government, the retailing business of this group that is operated under its Citistore outlets recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

Megastrength Security Services Company Limited is wholly-owned by this group and provides professional "One-Stop Shop" for security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional securing services both to Group and non-Group customers. The operational performance as well as business reputation of this subsidiary continues to show satisfactory improvement.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment Limited that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to this group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$107.2 million in profit contribution to this group during the six-month period which ended on 31st December, 2004.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,052 million in the financial year ended 31st December, 2004, representing an increase of HK$0.8 million as compared to that recorded in the previous financial year. As at the end of 2004, the number of customers reached 1,562,278, an increase

of 42,112 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets. This group's development of city piped-gas business on the mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. Overall, this group now has joint ventures in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

In Hong Kong, several substantial pipelaying projects are at the planning stage or currently under way. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. The trunk main which will supply gas to the international theme park in Lantau Island was completed in April 2004. On the property development front, this group has a 15% interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and suite hotel tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005. Pre-sale of the Grand Promenade, Sai Wan Ho property development project in which this group has a 50% interest commenced in early August 2004, and is progressing well with good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million sq.ft., and is expected to yield substantial returns. On the other hand, the Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 sq.ft. Including the commercial area, the total floor area of this project will be around 1.1 million sq.ft. This project is due for completion in 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2004 amounting to HK$393 million, representing an increase of 48.5% as compared to that recorded in 2003. This group's profit for the year was mainly generated from the sale of the residential units of Metro Harbour View and the write back of previous revaluation deficit on the investment properties of this group. During the year under review, a total of about 600 residential units of Metro Harbour View were sold and this group recorded an operating profit of approximately HK$304 million from the units sold. The occupancy rate in respect of the commercial arcade of this project, taking into account of the committed tenancies, stood at 91% at the end of the year under review. The land exchange of the development site at No. 222 Tai Kok Tsui Road has been completed. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. and foundation works will commence in due course. As for the development of Nos. 43-51A Tong Mi Road, pre-sale will be launched in mid 2005 and project completion is scheduled for 2006. The lease modification of No. 6 Cho Yuen Street, Yau Tong has been completed and will be developed into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq.ft., with completion to be scheduled for 2007.

The Ferry, Shipyard and Related Operations recorded an operation loss of approximately HK$5 million, representing a significant improvement from the loss in last year. It is expected that the sale of the remaining units of Metro Harbour View will remain the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$159 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2004, representing an increase of 64% over that recorded in the corresponding period of the previous financial year. With improvement in the world economy, coupled with supportive policies towards Hong Kong from the Central Government, the job market in Hong Kong has stablised and consumer confidence has improved. Under the circumstances, this group was provided with a more favourable operating environment. For the period under review, Hotel Miramar recorded an average occupancy rate of 90% with increase in its average room rates in line with market level, and achieved a satisfactory increase in its operating profits compared with the same period last year. The average occupancy rates of the Miramar Shopping Centre and the Grade A offices of the Miramar Tower increased to 93% and 95% respectively, but rental income of these properties experienced a slight drop. As the property market continues to improve, it is expected that over time, rental income will also improve. Nearly 80% of the Knutsford Steps complex has been leased. The property market in California, USA remained positive. During the financial period under review, this group successfully sold approximately 96 acres of residential land and 16 acres of commercial land in Placer County at satisfactory prices, which generated meaningful profit contribution to this group. The property market in Shanghai has been healthy. Almost all the Shang-Mira Garden retail shops and all office units were successfully leased out. In addition, some of the leased office units were sold during the period under review. The food and beverage operations of this group showed a satisfactory performance during the period, registering increases in both profit and turnover as compared to the corresponding period of the previous year. Benefiting from the strengthening consumer confidence, revenues of cruise business, air ticket and hotel packages and commercial travel sectors increased satisfactorily compared to the same period last year.

Henderson China Holdings Limited

For the six months ended 31st December, 2004, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$12 million as compared to a net loss of HK$32 million that was recorded in the corresponding period of the previous financial year. Continual increase in gross domestic product and increasing inflow of foreign capital were sustained in Mainland China. Household income of residents in the major cities have shown marked improvement in recent years. These have resulted in growth in spending power and stimulated strong urge for property ownership amongst the domestic citizens. Property markets in major cities in Mainland China recorded satisfactory performance. In addition, demand from foreign enterprises and certain domestic companies for quality office properties also showed a rising trend. The residential property segment showed significant improvement as property sales were kept active. In the period under review, the joint venture development project of Lexi New City Phase IX had been sold out.

Construction work of Office Tower II of The Grand Gateway project in Shanghai had made satisfactory progress during the period under review and it is expected to be completed in mid-2005 as scheduled. Preparation in respect of leasing of this project is currently underway.

This group is actively pursuing with the preparation of development plans for various sites including the large-scale mixed development project at Chao Yang District in Beijing as well as the commercial-residential project at No. 210 Fangcun Avenue, Fangcun District in Guangzhou, and foundation work in respect of the latter project is in progress.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$4 million for the six months ended 31st December, 2004 as compared with HK$11 million loss that was recorded for the corresponding period of the previous financial year. During the period under review, this group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD and retail businesses. With users and registered subscribers of the various services by this group growing to a total of 430,000 as at the end of December 2004, these business operations represent the major source of income for this group.

Corporate Finance

The Group has always adhered to prudent financial management principles. In view of the historically low interest rate environment in Hong Kong, the Group capitalized on the prevailing favourable local loan market conditions to sign up in mid-September, 2004 jointly with Henderson Investment Limited a HK$10 billion syndicated loan facility fixed at extremely attractive interest margins that consists of a 5-year tranche and a 7-year tranche in equal amounts, aiming to substantially increase banking facility limits available to the Group and also to lengthen its loan maturity profile. Taking the form of a revolving credit, this sizeable financing transaction will offer optimal flexibility to facilitate the funding of future major investments and business expansion of the Group. The syndicated loan facility was participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has an abundant amount of bilateral banking facilities in place, which are predominately denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

FINANCIAL REVIEW

Review of Results

During the six-month period which ended on 31st December, 2004, the Group's turnover amounted to approximately HK$2,562 million, representing a decrease of 27% when compared to that recorded in the corresponding period ended 31st December, 2003. This was mainly attributed to a substantial reduction in the development completion footage of the Group during the period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,296 million in the period under review, showing an increase of 22% from the restated profit of HK$1,058 million (previously stated as HK$1,052 million) which was recorded in the corresponding period of the previous financial year. The above-mentioned

restatement of profit was made in accordance with the SSAP Interpretation 22 in relation to change in accounting policy regarding the amortisation or depreciation methods which the Group adopted with effect from 1st July, 2004 in connection with subsidiaries of the Group engaging in the infrastructural business.

Turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$569 million which represented a decrease of 62% when compared to that recorded during the corresponding period of the previous financial year reflecting the reduction in development completion footage. However, this business segment registered a profit of HK$119 million during the period under review as compared to the figure of HK$16.6 million that was recorded in the corresponding period of the previous financial year due to improving profit margin.

Gross rental revenue amounted to approximately HK$1,113 million in the interim period under review as compared to HK$1,096 million recorded in the corresponding period of the previous financial year, reflecting an increase of 2% under improving local economic conditions. Profit contribution from operation relating to property rental amounted to approximately HK$670 million in the six-month period under review and showed an increase of 4% from the figure of HK$643 million that was recorded in the corresponding period of the previous financial year.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$42.2 million in the interim period under review as compared to HK$50.1 million that was recorded in the corresponding period of the previous financial year due to the fall in loan outstanding amount recorded during the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$55.7 million in profit in the interim period under review representing an increase of 121% over that recorded in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$107.2 million as compared to the restated figure of HK$58.6 million (previously stated as HK$69.7 million) recorded for the corresponding period of the previous financial year mainly due to increased vehicular traffic of the Group's toll bridge in Hangzhou.

Profit contribution from hotel operation of the Group showed an increase of 44% in the interim period under review as compared to that posted in the corresponding period of the previous financial year and amounted to approximately HK$30.6 million resulting from increase in room tariffs and occupancy as the tourism industry recorded a strong recovery. The department store operation of the Group made a profit contribution of approximately HK$12.7 million in the interim period under review, showing an increase of 19% as compared to that recorded in the corresponding period of the previous financial year alongside with increase in tourists arrival and local consumer spending.

The segment of other business activities of the Group made a total profit contribution of approximately HK$66 million in the period under review as compared with HK$36 million recorded in the corresponding period of the previous financial year.

Share of profits less losses of associates of the Group amounted to approximately HK$841 million, representing an increase of 32% as compared to that recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates amounted to HK$730 million in the period under review as compared to HK$619 million recorded in the corresponding period of the previous financial year, reflecting the improved operating conditions in the local utility as well as the property and hotel sectors. Share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities showed a significant improvement and amounted to approximately HK$91 million as compared to HK$52 million in the corresponding period of the previous financial year.

Financial Resources and Liquidity

As at 31st December, 2004, shareholders' funds of the Group amounted to approximately HK$62,110 million, representing an increase of 1% when compared with the restated shareholders' funds of HK$61,207 million as at 30th June, 2004 (previously stated as HK$61,236 million). The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank loan and borrowings outstanding together with outstanding amount in the Guaranteed Convertible Notes, after deducting cash holdings of approximately HK$3,188 million, amounted to approximately HK$12,114 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate financial resources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2004 and 30th June, 2004 respectively are summarised as follows and are shown together with outstanding Guaranteed Convertible Notes:

	As at 31st December, 2004 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**1,104,639**	1,249,053
After 1 year but within 2 years	**5,270,061**	2,808,744
After 2 years but within 5 years	**3,176,822**	1,191,381
Guaranteed Convertible Notes	**5,750,000**	5,750,000
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**15,301,522**	10,999,178
Less: Cash At Bank and In Hand	**(3,187,793)**	(3,803,055)
Total Net Bank Loans and Borrowings and Guaranteed Convertible Notes	**12,113,729**	7,196,123

Gearing Ratio

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of total net bank loans and borrowings and outstanding Guaranteed Convertible Notes as a ratio of the Group's shareholders' funds increased to 19.5% as at 31st December, 2004 as compared to 11.8% that was registered as at the end of the previous financial year. The aggregate amount of bank borrowings and Guaranteed Convertible Notes showed an increase of approximately HK$4,302 million which was almost entirely set off by a reduction of HK$4,107 million in amounts due to fellow subsidiaries at the end of the period under review. The Group's interest expense before capitalisation was recorded at approximately HK$88 million for the period under review and showed a decrease as compared to that recorded in the corresponding period of the previous financial year. Profit from operations of HK$963 million covered the interest expense before capitalisation of HK$88 million by 11 times as at the end of the period under review and this compares with the restated interest coverage of 6 times that was posted as at the end of the corresponding period of the previous financial year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage

of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings. The HK$5,750 million Guaranteed Convertible Notes that remained outstanding as at 31st December, 2004 were issued at a fixed interest rate of 1% p.a.

In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the financial period under review to fund its property projects in Mainland China. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

Capital Commitments

As at 31st December, 2004, capital commitments of the Group totally amounted to HK$7,321 million as compared with HK$7,562 million that was recorded as at 30th June, 2004. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and Mainland China approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$5,470 million and this compares with HK$5,705 million that was recorded as at 30th June, 2004.

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,469 million as at 31st December, 2004, representing a decrease of 3% as compared to approximately HK$2,538 million that was outstanding as at 30th June, 2004. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and a jointly controlled entity of the Group.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2004, the number of full-time employees of the Group was about 6,600 as compared to about 6,100 full-time employees as at 31st December, 2003. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees, directors (whether executive or non-executive) and consultants of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at the special general meeting held on 1st December, 2003.

Total employees' costs amounted to HK$408 million for the six-month period which ended on 31st December, 2004 and HK$371 million for the corresponding period of last year.

PROSPECTS

The implementation of the various measures initiated by the central government which include the Closer Economic Partnership Arrangement ("CEPA"), Individual Visit Scheme as well as the recent implementation of policies by the central government to facilitate outward investment by enterprises of the Mainland to invest in Hong Kong have led to a faster pace of economic development in Hong Kong. It is anticipated that the global economy will maintain its steady growth and the macro-economic measures adopted by the central government to regulate its domestic economy will also enable healthy economic development in Mainland China to be sustained. These will contribute to continuing economic growth in Hong Kong. Coupled with further clarification of the land policy by the Government, these will all benefit the overall property market of Hong Kong.

The Group will have a number of developments to be put up for sale. These include the large-scale luxurious waterfront residential project of its listed associate, The Hong Kong and China Gas Company Limited, located at 38 San Ma Tau Street in Kowloon which will provide a total of 1,800 flats. In addition, the residential project situate at Tai Po Town Lot No. 161 neighbouring the waterfront will provide 500 luxurious sea-view villas. Also, the Group will plan to launch the sale of the neighbouring development situate at 8 Fuk Hang Tsuen Road in Lam Tei, Tuen Mun at the time of commissioning of the Deep Bay Link towards the end of this year. This project will provide approximately 1,600 quality residential units in total. As for the Grand Promenade project situate in Hong Kong Island, results of pre-sale has been satisfactory after the public viewing of the new show flats of this project. Furthermore, pre-sale of another project of the Group that is located in the same district situate at Taikoo Shing Road known as the Splendid Place was met with very good response at the time of launch during the Chinese New Year period and all of the residential units as well as the shop units, except for those penthouse units which were specifically kept on reserve, were sold out within a short time span, thereby reflecting the strong demand for quality residential units in the urban area. Further, completed units at the Metro Harbour View project situate in Kowloon were also put up for sale. Since most of these projects are of relatively low development cost, it is anticipated that sale of these projects will bring substantial profit to the Group.

In respect of land replenishment, the Group has recently acquired several agricultural land plots situate in the New Territories which amount to over 4 million sq.ft. in land area in aggregate. These land plots will be converted into development land in the near term. The Group will take necessary steps to make application of land-use change in connection with future development of these sites. Furthermore, recent increase in land supply on the part of the Government will provide opportunities for the Group to expand its land bank. At the same time, the Group will also continue with its efforts to negotiate with the Government on proposals

relating to change in land use as well as for fixing of land premium for modification and conversion of land use in respect of project sites owned by the Group. In addition, the Group will participate actively in land acquisition proposals such as that for the West Kowloon Cultural District.

As for the property rental market, rental and occupancy rates of the retail shopping properties and office properties of the Group have both registered steady improvement amidst growth recorded in the local economy. The Group will refurbish its core rental properties from time to time and will enhance the tenancy mix of these projects in order to improve the quality and enhance the rental income of these properties. The office towers and shopping mall of the International Finance Centre project which is located in the core central area of Hong Kong has become home to local operations of major global financial institutions and foreign enterprises. The office towers as well as the shopping mall of this project is now almost completely leased and the suite hotel of this project known as the Four Seasons Place is also scheduled to be open for business in September of this year. The Group possesses a rental property portfolio of close to 8 million sq.ft. and these properties will bring stable growth in rental income to the Group.

It is anticipated that demand for local residential properties will continue to increase and residential property prices will record satisfactory increase. This will result in growth in income in respect of property sales of the Group. With the anticipated gradual completion of the Grand Promenade, the Fuk Hang Tsuen project in Lam Tei and the Royal Green in Fanling in the second half of this financial year, profits from the pre-sales of units will be accounted for accordingly. Added with stable recurrent income generating from the Group's rental property portfolio and also steady profit contributions from the listed associated companies of the Group, it is anticipated that, in the absence of unforeseen circumstances, performance of the Group will show satisfactory growth in the current financial year.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 17th March, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.